ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement (the “Agreement”), dated February 22, 2018, is between Edward D. Jones & Co., L.P. (“Edward Jones” or the “Dealer”), Northern Lights Distributors, LLC, distributor of the Tributary Funds, Inc. (“Fund Agent”), and Tributary Funds, Inc. (the “Funds”).

WITNESSETH

WHEREAS, Dealer entered into a selling agreement (the “Dealer Agreement”) with Fund Agent, pursuant to which Dealer is authorized to solicit from the public orders to purchase shares of the open-end investment companies comprising the Funds distributed by Fund Agent (each a “Fund”);

WHEREAS, Dealer is the record owner of Fund shares and maintains an omnibus account (“Omnibus Account”) with each of the Funds which represents the aggregate number of shares held by Dealer on behalf of its customer accounts (each a “Beneficial Owner”) at any given time;

WHEREAS, Dealer provides account services to Beneficial Owners, which include the tracking of the beneficial ownership of Fund shares and the distribution of dividends and shareholder information pertaining to Fund shares;

WHEREAS, Dealer will also perform other services related to Fund shares held in Omnibus Accounts as set forth in Exhibit 1 (“Omnibus Accounting Services”); and

WHEREAS, the Omnibus Accounting Services provided by Dealer to Beneficial Owners include services that the Fund would otherwise have to provide through the Fund Agent if each Beneficial Owner held shares directly with the Funds rather than indirectly through Dealer.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, each party hereto agrees, as follows:

1.	The above recitals are made a part of this Agreement.

2.	Dealer agrees to perform the Omnibus Accounting Services and to maintain and preserve all records as required by law to be maintained and preserved in connection with providing Omnibus Accounting Services, and will otherwise comply with all laws, rules and regulations applicable to the Omnibus Accounting Services.

3.	Unless otherwise specifically provided in this Agreement, Dealer will bear all costs incurred by it in performing the Omnibus Accounting Services.

4.	Upon request of Fund Agent, Dealer will (i) provide Fund Agent its most recent SSAE 18 and/or FICCA report(s) and, to the extent not addressed by the scope of the report(s), (ii) provide reasonable access to its facilities and records related to the Omnibus Accounting Services, (iii) provide reasonable access to each Fund and its legal and audit representatives, and (iv) respond to reasonable requests of the board of trustees of a Fund, a governmental body or a self-regulatory organization. Notwithstanding this provision, it is understood and agreed that the names and addresses of Beneficial Owners are the exclusive property of Dealer.

5.	In consideration of the Omnibus Accounting Services provided hereunder and the account services provided by Dealer to Beneficial Owners, the Funds will pay to Dealer the amounts set forth in Exhibit 2, attached hereto. The amounts payable under this paragraph are in addition to all the amounts payable under the Dealer Agreement and any other agreements between Dealer, Fund Agent and the Funds.

6.	Dealer agrees that neither Fund Agent nor any Fund nor any of their affiliates or agents shall have any responsibility or liability to review any purchase, exchange or redemption request which is presented by Dealer (i) to determine whether such request is genuine or authorized by a Beneficial Owner; or (ii) to determine the suitability of the selected class of Fund for such Beneficial Owner. Fund Agent, each Fund and their agents shall be entitled to rely conclusively on any purchase or redemption request communicated to any of them by Dealer, and shall have no liability whatsoever for any losses, claims or damages to or against Dealer or any Beneficial Owner resulting from a failure of Dealer to transmit any such request, or from any errors contained in any request. Fund Agent and Dealer agree that the procedures for the purchase, exchange and redemption of shares, including all relevant time and notification requirements, specified in the Funds’ then-effective prospectuses, shall govern the purchase, exchange and redemption of shares held in the Omnibus Account by Dealer on behalf of the Beneficial Owner.

7.	Fund Agent agrees to abide by the restrictions as set forth in Exhibit 3, attached hereto, related to confidential information. For purposes of this Agreement, “Confidential Information” includes any information provided to Fund Agent by or through Dealer relating to Beneficial Owners, including names and addresses or any nonpublic personal client information.

8.	Dealer agrees to indemnify and hold harmless Fund Agent and the Funds, their agents and each person who controls (as defined in Section 2(a)(9) of the 1940 Act, as amended) any of them from and against any losses, claims, damages or expenses (including reasonable fees and expenses of counsel) or liabilities (“Damages”) to which any of them may become subject in so far as such Damages arise out of (a) Dealer administrative or execution errors in connection with purchase, redemption, transfer or registration of shares held in the Omnibus Account by Dealer for Beneficial Owners, (b) Dealer’s performance or non-performance of its obligations and responsibilities under this Agreement, or (c) Dealer’s breach of any material representation or warranty made in this Agreement. Notwithstanding the foregoing, Fund Agent shall not be entitled to be indemnified for Damages arising out of its or its agent’s or employee’s gross negligence or fraud. The foregoing will be in addition to any liability Dealer may otherwise have, and will survive the termination of this Agreement.

9.	Fund Agent agrees to indemnify and hold harmless Dealer, its agents, employees, partners and each of its control persons, from and against any Damages to which any of them may become subject in so far as such Damages arise out of (a) Fund Agent’s performance or non-performance of its obligations and responsibilities under this Agreement, or (b) Fund Agent’s breach of any material representation or warranty made in the Agreement. Notwithstanding the foregoing, Dealer shall not be entitled to be indemnified for Damages arising out of its or its agent’s or employee’s gross negligence or fraud. The foregoing will be in addition to any liability Fund Agent may otherwise have, and will survive the termination of this Agreement.

10.	In performing its duties hereunder, Dealer will act in conformity with Fund Agent instructions, the then-effective prospectuses and statements of additional information for the shares of each Fund, the 1940 Act and all other applicable federal and state laws, regulations and rulings, and the constitution, by-laws and rules of any applicable self-regulatory organizations. Dealer will assume sole responsibility for its compliance with applicable federal and state laws and regulations and will rely exclusively upon its own determination or that of its legal advisers that the performance of its duties hereunder complies with such laws and regulations.

11.	In performing its duties hereunder, Fund Agent will act in conformity with Dealer’s instructions and applicable federal and state laws, regulations and rulings, and the constitution, by-laws and rules of any applicable self-regulatory organizations. Fund Agent will assume sole responsibility for its compliance with applicable federal and state laws and regulations and will rely exclusively upon its own determination or that of its legal advisers that the performance of its duties hereunder complies with such laws and regulation.

12.	Upon conversion to omnibus accounts, with respect to each Fund in which Dealer’s Beneficial Owners invest, Dealer agrees to provide, upon request of Fund Agent, all information necessary for Fund Agent to identify Beneficial Owners that own 5% or more of the aggregate value of all shares held by Dealer’s Beneficial Owners in the respective Funds. Fund Agent may request such information no more frequently than once per quarter.

13.	This Agreement may be terminated, without penalty, at any time by any party in whole, or in part with respect to one or more of the Funds, upon 30 days written notice to the other parties. The provisions of paragraph 2, paragraph 7, paragraph 8 and paragraph 9 of this Agreement shall survive termination of this Agreement. A termination of this Agreement will not affect the terms of the Dealer Agreement, which will continue in effect unless terminated or canceled as provided therein. In the event that the Dealer Agreement terminates or is cancelled, the parties agree to continue this Agreement until reasonable efforts enable transfer of Dealer’s responsibilities under this Administrative Services Agreement to the Fund Agent.

14.	The rights and obligations of Dealer or the Funds hereunder may not be assigned without Fund Agent prior written consent.

15.	This Agreement may be amended only upon the written signed consent of the parties.

16.	All notices hereunder shall be in writing and addressed to the respective parties at the addresses listed herein, unless amended or updated by written notice given in accordance with this Agreement.

17.	This Agreement and all rights and obligations of the parties hereunder, will be governed by and construed under the laws of the State of New York.

18.	Dealer represents warrants and covenants that:

(a)	it is and shall continue for the term of this Agreement to be duly registered as a broker-dealer under the Securities Exchange Act of 1934 (“Exchange Act”), as amended;

(b)	it is and shall continue to have the necessary facilities, equipment and personnel to allow it to perform, and that it will so perform all duties, functions, procedures or responsibilities described herein in a businesslike and competent manner, in conformance with all applicable laws, rules and regulations;

(c)	it is authorized to transfer its Beneficial Owner’s accounts from individual accounts to omnibus accounts as contemplated by this Agreement;

(d)	it has and will maintain, during the term of this Agreement, a fidelity bond covering its employees and authorized agents, issued by a qualified insurance carrier;

(e)	it is not required to register as a transfer agent under the Exchange Act, as amended, with respect to the provision of services hereunder; and

(f)	it will promptly notify Fund Agent if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement; provided, however, that such notice shall not excuse any non-performance by it.

19.	Fund Agent represents, warrants and covenants that:

(a)	it shall comply with all federal and state laws;

(b)	it is and shall continue to have the necessary facilities, equipment and personnel to allow it to perform, and that it will so perform all duties, functions, procedures or responsibilities described herein in a businesslike and competent manner, in conformance with all applicable laws, rules and regulations; and

(c)	it will promptly notify Dealer if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement; provided, however, that such notice shall not excuse any non-performance by it.

20.	The Funds represent, warrant and covenant that:

(a)	They shall make disclosures in the SEC registration statement/prospectus of the Funds that satisfy the disclosure requirements mandated by any applicable law, rule or regulation; and

(b)	They will promptly notify Dealer if for any reason they are unable to perform fully and promptly any of its obligations under this Agreement; provided, however, that such notice shall not excuse any non-performance by them.

21.	The provisions of this Agreement shall in no way limit the authority of Fund Agent or any of the Funds to take such action as such parties may deem appropriate or advisable in connection with all matters relating to the operation of any Fund and/or sale of its shares.

22.	If any provision of this Agreement is or becomes inconsistent with any applicable law, rule or regulation, such provision will be deemed rescinded or modified to the extent necessary to comply with such law, rule or regulation. In all other respects, this Agreement will continue in full force and effect.

23.	This Agreement may be executed in one or more counterparts, each of which will be an original and all of which together will be deemed one and the same Agreement.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement by their duly authorized officers as of the date above first written.

Edward D. Jones & Co., L.P.	Northern Lights Distributors, LLC
8640 South River Parkway	17605 Wright Street
Tempe, AZ 85284	Omaha, NE 68130
Attn: Mutual Fund Operations	Attn: Legal Counsel

By:	/s/ David E. Long	By:	/s/ Mike Nielsen
	(Authorized Signature)		(Authorized Signature)

	David E. Long		Mike Nielsen
	Printed Name of person signing		Printed Name of person signing

	Principal		CCO
	Title of person signing		Title of person signing

	03/05/2018		3/2/2018
	Date		Date

Tributary Funds, Inc.

1620 Dodge Street

Omaha, NE 68197

Attn:	President

By:	/s/ Brittany Fahrenkrog
(Authorized Signature)

Brittany Fahrenkrog
Printed Name of person signing

Jr. Vice President
Title of person signing

2/27/2018
Date

EXHIBIT 1

Pursuant to this Agreement by and among the parties hereto, Dealer shall perform the following Omnibus Accounting Services:

1.	Continue to forward to Beneficial Owners, consistent with the selling agreement, copies of prospectuses, proxy materials, reports and other information received by Dealer from any of the Funds and required to be sent by the Funds to shareholders of record under the federal securities laws. Upon request of a Fund Agent or a Fund, Dealer will transmit to Beneficial Owners communications deemed by the Fund to be material to the Fund’s shareholders of record. In the event Dealer mails any Fund materials, reports, prospectuses and other information to Beneficial Owners, Fund Agent agrees to reimburse Dealer or cause the Fund to reimburse Dealer for all out-of-pocket expenses, including, without limitation, reasonable clerical expenses incurred in connection with the distribution of such materials. The Fund Agent agrees to make materials available in a timely manner to ensure that Dealer is able to provide them upon applicable sale or offer. If Dealer or Dealer’s agent leverages a Print On Demand option for delivery of these materials, the Fund Agent agrees to make the applicable documents available for Print On Demand and is responsible for any costs associated with said function.

2.	Contingent Deferred Sales Charge (“CDSC”) processing.

2.1	“CDSC liable shares” shall mean any Fund shares, which, if redeemed, would be subject to a CDSC pursuant to the terms of the applicable Fund prospectus.

2.2	Dealer will collect and remit to Fund Agent all CDSC payments payable with respect to Fund Shares under the terms of the applicable Fund’s prospectus and provide Fund Agent with monthly CDSC reports following month-end, together with CDSC monies collected, in the format agreed between the parties with respect to all CDSC liable shares. The reports shall include: redeemed Fund shares subject to CDSC; redeemed Fund shares not subject to CDSC; invested Fund shares subject to CDSC; and invested Fund shares not subject to CDSC. Fund Agent may request additional information for the purpose of accounting for pre-paid commissions on CDSC liable shares. Dealer will respond to CDSC reporting changes within a reasonable timeframe and will deliver CDSC reports to Fund Agent in an electronic format by the 5th business day of each month and wire/ACH the related CDSC fees to Fund Agent by the 10th business day of each month.

2.3	Dealer will provide Fund Agent with all supporting data accounting for CDSC liable purchase trade lots following a transfer of a Beneficial Owner’s account to another dealer of record or from an Omnibus Account to an individual account including all other data required to establish a sub-account with Fund Agent. The CDSC purchase lot information will be exchanged between Dealer and Fund Agent utilizing the NSCC CDSC Transfer Lot Service.

3.	Daily Transaction Reports, Dealer will use best efforts to prepare and provide to Fund Agent daily electronic reports by 4:00 AM Eastern Time of the following business day detailing each day’s trades. The report shall include the identity of the financial advisor and branch office responsible for each transaction, the dollar amount, number of shares, account type, social code and transactions type for each transaction. Dealer will supply monthly, in the format agreed between the parties, an updated list of branch and Financial Advisor numbers including the Financial Advisor’s address of each location.

4.	Dealer will calculate, on a per Beneficial Owner basis, the correct sales charges for all Fund shares purchased by Dealer for the account of a Beneficial Owner pursuant to the Fund’s current prospectus.

5.	Dealer will calculate and invoice trail commissions and distribution fees as provided in the Dealer Agreement. The invoice provided by Dealer to the fund will include Fund’s internal fund Number, Fund name, Fund symbol, CUSIP, share class, level, total average balance for the month, eligible average balance for the month, rate in basis points, and calculated fee amount. Funds are separated by share class, as applicable, with a grand total provided at the bottom of the invoice worksheet. Dealer will provide payment letter of instruction including time period and amount requested. The invoice will be provided electronically via a method that is agreed upon by the Fund, and will be delivered to Fund Agent by the 10th business day of each month.

6.	Dealer will provide all supporting documentation necessary following a transfer of a Beneficial Owner’s account to another dealer of record.

7.	Dealer acknowledges that the Funds have certain policies designed to deter excessive trading in Fund shares (“Market Timing Trading Policies”), which policies may be amended from time to time, which may include short-term trading fees and/or certain frequent trading rules. In connection with trading within non-fee-based accounts and to the extent feasible, Dealer agrees to apply the parameters relayed by each Fund in connection with its Market Timing Trading Policies, including the assessment of any short-term trading fee, to trading in shares held in the Omnibus Account shares initiated by and on behalf of any Beneficial Owner. Dealer will collect, report, and remit any short-term trading fees under the same procedures as set forth for CDSC payments under Exhibit 1 paragraphs 2.2 and 2.3.

8.	Transaction Processing. Dealer will transmit all orders for the purchase or sale of Omnibus Accounting Fund share (“Trade Orders”) through NSCC’s Fund/SERV trading system. Dealer represents and warrants that (a) all shares registered to Dealer in Omnibus Accounts are held by Dealer exclusively for the benefit of Beneficial Owners; (b) all Trade Orders transmitted by Dealer to Fund/SERV on behalf of a Beneficial Owner for processing on any business day (“Day 1”) shall have been received by Dealer from the Beneficial Owner prior to the close of trading on the New York Stock Exchange, generally 4:00 PM Eastern Time (“Close of Trading”) on Day 1; (c) any Trade Order received by Dealer from a Beneficial Owner after the Close of Trading on Day 1 will be transmitted to Fund/SERV for execution on the next business day (“Day 2”); and (d) all Trade Orders received by Dealer from a Beneficial Owner prior to the Close of Trading on a business day will be transmitted by

Dealer to Fund/SERV for execution on that same business day. Dealer represents and warrants that Trade Orders received by Dealer from a Beneficial Owner after the Close of Trading on Day 1 shall be treated by Dealer and transmitted to Fund/SERV as if received on Day 2. Such orders shall receive the offering price next calculated following the Close of Trading on Day 2. Dealer represents that Dealer has systems in place reasonably designed to prevent orders received from Beneficial Owners after the Close of Trading on Day 1 from being executed with orders received before the Close of Trading on Day 1.

9.	Dealer will prepare and transmit to Beneficial Owners account statements and transaction confirmations with the information and at the frequency required by applicable law or regulation.

10.	Dealer will withhold from dividends, distributions and redemptions the proceeds for any required federal income taxes and pay the same on behalf of Beneficial Owner. Dealer will comply with all backup withholding and taxpayer identification requirements issued by the Internal Revenue Service. Dealer will prepare, file with the appropriate governmental agencies (as applicable) and mail to Beneficial Owners such information, returns and reports as are required to be filed with respect to Beneficial Owners (i) dividends and other distributions made, (ii) amounts withheld on dividends and other distributions and payments under applicable federal and state laws, rules and regulations, and (iii) gross proceeds and sales transactions.

11.	Fund Agent agrees that, upon receipt of a summary sheet of information indicating Beneficial Owners names, account numbers, the Fund affected and the number of shares to be re-registered, in a form reasonably acceptable to Fund Agent and Dealer (“Summary Sheet”), it will transfer shares of Beneficial Owners of the Funds to an account of Dealer, Dealer will not be required to provide Fund Agent with any additional transfer paperwork or stock power certification in connection with the transfer; provided, however, actual copies of transfer forms will be forwarded to Fund Agent upon its request for such items. Dealer represents and warrants that, for each re-registration request submitted on any Summary Sheet it will have and continue to hold each underlying instruction for such re-registration signed by it Beneficial Owner, and that the underlying Beneficial Owner signature on such instruction is guaranteed by Dealer pursuant to the New York Stock Exchange’s medallion signature program.

EXHIBIT 2

The Funds agree to pay Dealer an annual fee (to be billed monthly) in respect to each Beneficial Owner holding an interest in Fund Shares through a Dealer brokerage account (“Beneficial Owner Account”), at the end of the calendar month. Fees for each Beneficial Owner Account will be as follows:

Fund Share Class	Annual Rate (in dollars)*	Annual Rate (in basis points)**	Beneficial Owner Account Minimum
Institutional Class	$18	N/A	$1,000
Institutional Plus Class	$0	N/A	N/A

Fee Billing Method:
* Invoice calculation based upon positions as of the last DAY of the month
** Invoice calculation based on the average aggregate market value of all shares held during the billing period.

●	Dealer will not invoice if such fees are not allowed under the prospectus.

Dealer shall invoice at the end of each month for such amounts via a mutually agreed-upon electronic format, certifying assets and the number of actively funded Beneficial Owner Accounts differentiated by fund and fee rate. The Funds will make payment of such invoice, by federal funds wire to an account specified by Dealer, within 30 business days of receipt of such invoice.

Dealer acknowledges that, in accordance with the terms of each Fund’s prospectus and statements of additional information (“SAI”), such Fund may liquidate accounts with a value less than the amount stated in the prospectus and SAI. In the event that the Fund intends to take such action, the Fund will notify Dealer and Dealer agrees to, with respect to Beneficial Owner Accounts maintained by Dealer and in accordance with the criteria established by the Fund:

1.	Liquidate such Beneficial Owner Accounts that are below the small account liquidation threshold as set forth in the Funds’ then-current prospectus; and

2.	Provide such reporting as the Funds may reasonably request with respect to the actions taken by Dealer in connection with the foregoing.

EXHIBIT 3

A.	Confidential Information shall not be used, without the prior written consent of Dealer, for any purpose whatsoever except as may be necessary to fulfill the terms of this agreement.

B.	Fund Agent will not disclose or transfer Confidential Information to any other company or person, including, but not limited to, any affiliate of Fund Agent without written consent of Dealer. Fund Agent will return or destroy all Confidential Information upon completion of services to be provided under the agreement or the termination of such agreement.

C.	Fund Agent agrees to limit access to Confidential Information to those of its employees, auditors, advisors, subcontractors and agents, who require access to Confidential Information in connection with the undertakings of the parties contemplated under this Agreement. Fund Agent shall provide for physical security of Confidential Information with a commercially reasonable degree of care.

D.	Fund Agent and Dealer mutually agree to comply with their respective obligations under this Agreement in conformity with applicable privacy requirements under the law, including, without limitation, statutes and regulations enacted pursuant to the Gramm-Leach-Bliley Act (Public Law 106-102) enacted on November 12, 1999.